UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Petrobras on LNG regasification record

—

Rio de Janeiro, September 17, 2020 - Petróleo Brasileiro S.A. - Petrobras informs that it has successfully concluded the operation test with an flowrate of 30 MM m3/day (millions of cubic meters per day) of natural gas, held at the Guanabara Bay (TR-BGUA) liquefied natural gas regasification terminal in Rio de Janeiro, becoming the new world record for regasification with Floating Storage and Regasification Unit (FSRU).

All phases were accompanied by a certifying company in order to certify TR-BGUA's ability to operate under the new proposed conditions. This is one of the requirements for the continuity of the authorization process for the expansion of TR-BGUA's operational capacity from 20 to 30 MM m³/day with the competent authorities, such as the State Environmental Institute (INEA - Instituto Estadual do Ambiente) and the National Petroleum, Natural Gas and Biofuels Agency (ANP).

About the unit

TR-BGUA is located in the Guanabara Bay (TABG) Waterway Terminal Complex, in Rio de Janeiro, next to the Ilha D'Água Terminal.

The terminal consists of an island type pier with two berths for mooring and anchoring a FSRU vessel and a supply vessel, in cross jetty configuration. TR-BGUA's current maximum regasification capacity is 20 MM m³/d (@ 1 atm and 20°C) and is in the process of obtaining new licenses and permits to expand capacity to 30 MM m³/d (@ 1 atm and 20°C).

The terminal's integrated gas pipeline is 15 km long, 10 km underwater and 5 km on land, and 28 inches in diameter, connecting TR-BGUA to the Campos Elíseos reception station, where the interconnection with the integrated network of transportation pipelines takes place.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/s/ Guilherme Rajime Takahashi Saraiva
Name: Guilherme Rajime Takahashi Saraiva
Title: Attorney in Fact
By:	/s/ Lucas Tavares de Mello
Name: Lucas Tavares de Mello
Title: Attorney in Fact

Date: September 17, 2020